VIA EDGAR

December 22, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Celeste M. Murphy, Legal Branch Chief Emily C. Drazan, Staff Attorney

Re:	Dex Media, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014 Filed March 16, 2015 File No. 001-35895

Ladies and Gentlemen:

Dex Media, Inc. (the “Company”) is submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 16, 2015, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on March 16, 2015, including Part III of the Form 10-K included in the Definitive Proxy Statement on Schedule 14A, filed on April 17, 2015.

In this letter, we have recited the comment from the Staff in italicized type and have followed such comment with the Company’s response.

Definitive Proxy Statement

Section 4—Compensation Philosophy, Objectives and Programs

Details: 2014 Base Salaries and Annual Incentives, page 27

1.              We note your discussion of pre-established performance metrics established by the Compensation and Benefits Committee for determining annual incentive cash awards. We further note your disclosure of the minimum performance thresholds, target payout percentages and your performance as a percentage of the targets; however, you do not disclose the target amounts or the amount achieved under EBITDA, Free Cash Flow, Print Ad Sales and Digital Ad Sales. Refer to Item 402(b)(2)(v) and (vii) of Regulation S-K. To the extent you believe that disclosure of the triggers and targets is not required because it would result in competitive harm such that the triggers and targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the triggers and targets and the competitive harm that is likely to result from disclosure. For guidance refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

The Company understands that the purpose of the Commission’s review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance overall disclosure in the Company’s filings.

In connection with our response to the Staff’s comment we respectfully advise the Staff that:

•                  The Company has received deficiency notices from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with the $15 million minimum market value of publicly held shares and $1.00 per share minimum bid price continued listing requirements.  As the Company is unable to regain compliance with such requirements, the Company’s common stock will be subject to delisting from Nasdaq on or after December 28, 2015. The Company’s common stock is currently trading at $.14 (fourteen cents) per share; and

•                  As previously reported, the Company retained financial and legal advisors to advise management and the board of directors in connection with a restructuring of the Company.  As further reported, certain of the Company’s lenders formed an Ad Hoc Group for the purposes of negotiating a restructuring of the Company’s senior secured credit facilities and have engaged in such negotiations with the Company. The Company’s negotiations with the Ad Hoc Group are ongoing.

As part of the contemplated restructuring, management believes there is a reasonable possibility that the Company will cease to be a reporting company under the Securities Exchange Act of 1934, as amended. However, in an event the Company continues to be a reporting company under the Securities Exchange Act of 1934, as amended, in its future filings the Company will disclose the specific performance goals and target amounts under EBITDA, Free Cash Flow, Print Ad Sales, Digital Ad Sales or other metrics used to determine annual incentive compensation.

As requested by the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (972) 453-3718 with any questions or further comments regarding our response to the Staff’s comment.

Dex Media, Inc.

/s/ Raymond R. Ferrell

Executive Vice President, General Counsel and Secretary